SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 4-13 March 1, 2013

STOCK OPTIONS GRANTED

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to three new directors of the Company on an aggregate of 750,000 shares at a price of $0.14 per share. The options have a five-year term that will expire March 1, 2018.

"After I submitted the resignations of the prior team, well over a million of their options were cancelled as part of our settlement agreement.  The size of today's option grants to our new directors is considerably below that amount," concludes Sasan Sadeghpour, Chairman and CEO.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex.com

www.samex.com